SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

VALCENT PRODUCTS INC.

(Name of Issuer)

Common Stock, no par value

 (Title of Class of Securities)

918881202

 (CUSIP Number)

October 30, 2009

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No.  918881202

1.	Names of Reporting Persons

Paul Sturt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned by Each Reporting Person with		5.	Sole Voting Power

5,000,000

		6.	Shared Voting Power

0

		7.	Sole Dispositive Power

5,000,000

		8.	Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by each Reporting Person

5,000,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

9.9%

12.	Type of Reporting Person (See Instructions)

IN

Page 2 of 6 pages

Item 1(a). Name of Issuer:

Valcent Products, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

Suite 1010 - 789 West Pender Street, Vancouver British Columbia, Canada V6C 1H2

 Item 2(a). Name of Person Filing:

Paul Sturt

Item 2(b). Address of Principal Business Office, or if none, Residence:

The address of the Reporting Person is 44 Olivier Close, St. Albert, Alberta Canada T8N 7H7

Item 2(c). Citizenship:

Canada

Item 2(d). Title of Class of Securities:

Common Stock, no par value

Item 2(e). CUSIP Number:

918881202

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

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(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J) , please specify the type of institution: _________

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of the date of this filing, the Reporting Person beneficially owns an aggregate of 5,000,000 shares of Common Stock of the Issuer (the "Shares").

(b) Percent of class:

The Shares represent approximately 9.9% of the Issuer's Common Stock.

(c) Number of shares as to which person has:

As of the date of this filing, the Reporting Person has an aggregate of 5,000,000 Shares.

(i) Sole power to vote or to direct the vote:

5,000,000 Shares

(ii) Shared power to vote or to direct the vote:

n/a

(iii) Sole power to dispose or to direct the disposition of:

5,000,000 Shares

(iv) Shared power to dispose or to direct the disposition of:

n/a

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Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

 Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

(a) Not applicable

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2009

(Date)

Paul Sturt

By:	/s/ Paul Sturt Name: Paul Sturt

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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